Item 77D0: Policies with respect to security investment

Effective August 25, 2008, U.S. Small Cap Equity Portfolio
(the Portfolio) changed its name to Lazard
U.S. Small-Mid Cap Equity Portfolio and changed its policy with respect to the investment of 80 of its assets to provide that, under normal circumstances, the Portfolio will invest at least 80 of its assets in equity securities of small-mid cap U.S. companies.